September 12, 2018

Daniel Herzog
Chief Financial Officer
Clearfield, Inc.
7050 Winnetka Avenue North, Suite 100
Brooklyn Park, MN 55428

       Re: Clearfield, Inc.
           Form 10-K
           Filed November 15, 2017
           File No. 000-16106

Dear Mr. Herzog:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Nine Months Ended June 30, 2018

Item 1. Business
Major Customers and Financial Information about Geographic Areas, page 5

1.    Identify your material customers. See Item 101(c)(1)(vii) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Daniel Herzog
Clearfield, Inc.
September 12, 2018
Page 2

        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff
Attorney, at 202-551-3436 or Larry Spirgel, Assistant Director, at 202-551-3818 with any other questions.



FirstName LastNameDaniel Herzog                           Sincerely,
Comapany NameClearfield, Inc.
                                                          Division of
Corporation Finance
September 12, 2018 Page 2                                 Office of
Telecommunications
FirstName LastName